Reply to: Direct Tel: Email: File No:	Victor S. Dudas 604.891.7786 vzd@cwilson.com 39149-0027

December 22, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
U.S.A.

Attention:	Mr. James Lopez, Legal Branch Chief

Dear Sirs:
Re:	Respect Your Universe, Inc. Proxy Statement on Schedule 14A (the “14A”) Filed: November 20, 2014 File No. 000-54885

We are in receipt of your comment letter dated December 22, 2014 addressed to Respect Your Universe, Inc. (“RYU”) in respect to the above-noted matter. We are pleased to respond to your comments on behalf of our client, RYU. For your ease of reference, our response is numbered in a manner that corresponds with your comment, as follows:

General

1.
Please provide an expanded analysis in response to prior comment 1 that addresses the basis on which you are omitting pro-forma financial statements required by Item 13 of Schedule 14A. Also, it remains unclear how you concluded that the financial statements of Respect Your Universe, Inc. are not material. Please advise or revise.

As summarized in our prior response, RYU is requesting the approval of its shareholders to redomicile RYU from the State of Nevada to the Province of British Columbia (the “Redomicile”). Prior to the Redomicile, the shareholders of RYU (the “Shareholders”) will own shares of RYU and RYU will own all of the shares of Respect Your Universe (BC), Inc., a company recently incorporated in the Province of British Columbia (“RYU Canada”). RYU acknowledges that there would be a change in corporate structure as essentially RYU and RYU Canada are changing places in the organization chart.

Pro Forma Financial Statements

As stated in the Response Letter dated December 16, 2014, RYU Canada has no operations, assets or liabilities, as it was incorporated on December 4, 2014 solely to effect the Redomicile. The pro forma financial statements would not provide any material information as combing the operations of RYU Canada with RYU would not result in any pro forma adjustments to the financial statements of RYU. RYU has confirmed with its auditor, DMCL LLP, that there would be no pro forma adjustments as a result of the Redomicile. As the Shareholders will hold the same number of shares of RYU Canada as they held in RYU, there will not be any change to the capitalization as shown in the financial statements.

RYU

Based on the legal basis as set out in the response letter dated December 16, 2014 (“Response Letter”), RYU believes that the financial statements of RYU (the “Financial Statements”) would not be material to the decision of the Shareholders whether to approve the Redomicile. The factors RYU believes are material to the Shareholders are legal and tax considerations, such as a description of the differences in the corporate law of British Columbia and Nevada, the tax impact on the Shareholders, RYU’s reasons for recommending the Transaction, and the dissent rights available to the Shareholders. The Financial Statements would not assist the Shareholders when considering these factors and the 14A contains detailed disclosure regarding these factors.

We were unable to find a situation where a company used a plan of share exchange to effect a redomicile.

We submit the same underlying reason why the SEC has published the guidance quoted in the Response Letter that states that an issuer does not need to provide financial statements in a proxy statement on Schedule 14A when it is seeking the approval of a redomicile through a merger with another entity should apply to the Redomicile. The Redomicile is substantially the same type of transaction and the same rationale for not including financial statements in that case applies to the Redomicile. The SEC has stated that one distinguishing factor between the Redomicile and this guidance is the fact that the Redomicile is to a jurisdiction outside of the United States. We submit that factor doesn’t change the underlying rationale for that guidance (i.e. the financial statements do not provide any useful information).

Amended Disclosure

RYU proposes to add the following disclosure to the 14A:

Pro Forma Financial Information

RYU has not included pro forma financial statements as RYU believes that the Plan of Share Exchange will not have a material change to its financial statements and no pro forma adjustments would need to be made to reflect the Plan of Share Exchange. The Plan of Share Exchange will not change the assets, liabilities, or results from operations of RYU. Further, the share capital information will remain the same as the Shareholders will hold the same number of shares in RYU Canada as they held in RYU prior to the Plan of Share Exchange.

The interim financial statements for the interim period ended September 30, 2014 are available in the interim report on Form 10-Q filed by RYU with the Securities and Exchange Commission on November 11, 2014 and the annual financial statements for the year ended December 31, 2013 are available in the annual report on Form 10-K filed by RYU with the Securities and Exchange Commission on April 15, 2014.

Timing

As discussed over the telephone, RYU needs to finalize the 14A for printing by December 29, 2014. If RYU is unable to finalize it by that date, it will need to reset the record date and obtain an amended interim order of the British Columbia Supreme Court, at considerable cost to RYU. RYU obtained the interim order as the Redomicile is being effected as a plan of arrangement in British Columbia. As such, we would appreciate a response as soon as possible to avoid having to spend additional costs to complete the Redomicile.

We look forward to any further comments you may have regarding this Proxy Statement or with respect to the above response. Should you have any questions or require further information, please do not hesitate to contact the writer directly at 604.891-7786.

Yours truly,

CLARK WILSON LLP

Per: /s/ Victor Dudas

Victor S. Dudas

VZD/vzd
Encl.
cc:	Jameel Vaghela